UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 16, 2009**

Caterpillar Financial Services Corporation

(Exact name of Registrant as specified in its charter)

0-13295

(Commission File Number)

Delaware   37-1105865

(State or other jurisdiction of incorporation)   (IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

In connection with the Cat Financial PowerInvestment Notes program, Caterpillar Financial Services Corporation executed a Distribution Agreement, dated December 16, 2009, with William Blair & Company, L.L.C., providing for the sale from time to time of up to $8,000,000,000 aggregate principal amount of its Variable Denomination Floating Rate Demand Notes through such firm as agent. The Distribution Agreement is filed as an exhibit hereto and is incorporated by reference into the Registration Statement on Form S-3 (File No. 333-163746).

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   Distribution Agreement dated December 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: December 18, 2009

By: */s/Michael G. Sposato*
Michael G. Sposato
Secretary

<u>DISTRIBUTION AGREEMENT</u>

Nashville, Tennessee
December 16, 2009

William Blair & Company, L.L.C.
222 West Adams Street
Chicago, IL 60606

Gentlemen:

Caterpillar Financial Services Corporation, a Delaware Corporation (the "Company"), proposes to offer for sale through you (the "Distributor") as hereinafter set forth the Variable Denomination Floating Rate Demand Notes (the "Notes") more fully described in the Prospectus dated December 15, 2009 (the "Prospectus").

1.   <u>Representations and Warranties of the Company</u>

The Company represents and warrants to you as follows:

(a)   A registration statement on Form S-3 (File No. 333-163746) in respect of the Notes has been filed with the Securities and Exchange Commission (the "Commission") in the form heretofore delivered or to be delivered to you and such registration statement in such form has been declared effective by the Commission and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto but excluding Form T-l, each as amended at the time such part became or becomes effective, being hereinafter collectively called the "Registration Statement"; the prospectus relating to the Notes, in the form in which it has most recently been filed, or mailed for filing, with the Commission, on or prior to the date of this Agreement, being hereinafter called the "Prospectus"; any reference herein to the Prospectus shall be deemed to include the documents incorporated by reference therein pursuant to the applicable form under the Securities Act of 1933, as amended (the "Act"), as of the date of such Prospectus, as the case may be; any reference to any amendment or supplement to the Prospectus shall be deemed to refer to and include any documents filed after the date of such Prospectus, as the case may be, under the Securities Exchange Act of 1934, as amended (the Exchange Act"), and incorporated by reference; any reference to the Registration Statement or the Prospectus shall be deemed to exclude any statement deemed not to be incorporated by reference therein under Rule 411 of the Act; and any reference to the Prospectus as amended or supplemented shall be deemed to refer to the Prospectus as amended or supplemented in the form in which it is first filed, or mailed for filing, with the Commission pursuant to Rules 424 or 433 under the Act, including any documents incorporated by reference therein as of the date of such filing or mailing).

(b)   The documents incorporated by reference in the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained, in the case of a registration statement which became effective under the Act, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and, in the case of other documents which were filed under the Act or the Exchange Act with the Commission, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case after excluding any statement in any such document which does not constitute part of the Registration Statement or the Prospectus pursuant to Rule 411 under the Act, and any further documents so filed and incorporated by reference in the Prospectus, when they become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain, in the case of a registration statement which becomes effective under the Act, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and, in the case of other documents which are filed under the Act or the Exchange Act, an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(c)   The Registration Statement and the Prospectus conform, and any amendments or supplements thereto will conform, in all material respects to the requirements of the Act and the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)   To the extent required by applicable law or the rules of the Financial Industry Regulatory Authority ("FINRA"), any sales literature or advertisement used in addition to the Prospectus in connection with the offer and sale of the Notes to investors which is prepared by the Company and furnished by us for your use shall have been filed with and approved by FINRA in accordance with the applicable rules of FINRA and all applicable state securities authorities. When delivered to you under the terms of this Agreement, such sales literature or advertisements and any internal memoranda or material intended "for distributor use only" and prepared by the Company will not contain an untrue statement of a material fact.

(e)   The Company is a corporation duly organized pursuant to the laws of the State of Delaware, and was at all relevant times, validly existing and in good standing under the laws of the State of Delaware, and has and had all requisite corporate and other legal power and authority to execute and deliver and to perform all of its obligations under this Agreement, the Processing Agent Agreement dated July 8, 1991, executed by and between the Company and The Northern Trust Company, as Agent Bank, and the Prospectus and to carry out the transactions contemplated by such documents; and such transactions will not violate or result in a default under any articles of incorporation or other organic documents of the Company or any agreement, regulation or law to which the Company or its property is subject. The Company is duly qualified under the laws of each other jurisdiction, if any, in which the conduct of its business requires such qualification and the failure so to qualify would result in material adverse consequences to the Company.

(f)   No consent, approval, authorization, order, registration or qualification of or with any court or any regulatory authority or other governmental body is required for the issuance and sale of the Notes or the consummation by the Company of the transactions contemplated by this Agreement or the Prospectus, except as may be required under the Act, state securities or Blue Sky laws or the Rules of Fair Practice of FINRA.

(g)   No action, suit, proceeding, inquiry or investigation at law or in equity or before or by any public board or body is pending or, to the knowledge of the Company, threatened in which the Company is a party or of which it has knowledge, nor, to the knowledge of the Company, is there any basis therefor, which would have any material adverse effect on the validity or enforceability of this Agreement or any of the other transactions contemplated by the Prospectus, including any of the documents or instruments mentioned in any of such documents.

(h)   This Agreement has been duly and validly executed and delivered by the Company, and constitutes a valid, binding and enforceable agreement of the Company, except (i) that such agreement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the enforcement of creditors' rights, (ii) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought and (iii) as to rights to indemnity and/or contribution, which may be limited by federal or state securities or Blue Sky laws or the public policies underlying such laws.

(i)   Except as contemplated by the Registration Statement and the Prospectus, since the respective dates as of which information is furnished therein, (i) there has not been any material adverse change in the condition, financial or otherwise, of the Company or in the earnings, affairs or business of the Company, whether or not arising in the ordinary course of business and (ii) there have not been any transactions into which the Company has entered which are materially adverse to the offering of the Notes contemplated by this Agreement or the Prospectus or the performance of the Company hereunder or thereunder.

2.   Appointment as Distributor

Subject to the Terms and Conditions of this Agreement, the Company hereby appoints you as its distributor for the purpose of offering the Notes for sale on a continuous basis, unless such offering of Notes is terminated by the Company. On the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, you hereby accept such appointment. In this capacity you will act as the Company's agent and follow the Company's written or oral instructions in offering or soliciting purchases of the Notes on behalf of the Company. All sales or solicitations to purchase the Notes shall be subject to all applicable laws, rules and regulations.

3.	Representations, Warranties and Agreements of the Distributor

	You represent and warrant to, and agree with, the Company for its benefit that:

		(a)	You are a member in good standing of FINRA and agree to comply with all the applicable requirements of the Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all of the applicable rules of FINRA, and the terms of the offering as described in the Registration Statement and the Prospectus in performing your obligations under this Agreement.

		(b)	You agree that you will offer or solicit purchases of Notes only in the states and other jurisdictions in which counsel to the Company has indicated, in a Blue Sky Memorandum to be provided to you, that such solicitations can be made, and the terms upon which they can be made, and in which you are qualified so to act, and, in making such solicitations, that you will comply with any other applicable state securities or Blue Sky laws.

		(c)	You will not give any information or make any representations in connection with the offer and sale of the Notes other than those contained in the Prospectus or any supplements thereto, or in sales literature or advertisements or internal memoranda or material included "for distributor use only", furnished or approved in writing prior to use by the Company.

		(d)	You will sell or solicit offers to buy the Notes as described in the Prospectus.

4.	Covenants of the Company

	The Company, covenants and agrees with you for your benefit, as follows:

		(a)	The Company will promptly advise you (confirming such notice in writing) (i) when any post-effective amendment to the Registration Statement becomes effective, (ii) of any request by the Commission for amendments or supplements to the Registration Statement or the Prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order suspending the use of the Prospectus or the initiation of any proceedings for that purpose, (iv) of the occurrence of any event during the period set forth in subsection (d) below as a result of which, in the judgment of the Company, (A) the Prospectus would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (B) the sales literature would include an untrue statement of a material fact and (v) of the receipt of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose. The Company will make every reasonable effort to prevent the issuance by the Commission of an order suspending the effectiveness of the Registration Statement. If at any time the Commission shall issue any such order, the Company will make every reasonable effort to obtain the withdrawal of such order as promptly as possible.

(b)	From time to time so long as a Prospectus is required to be delivered under the Act, the Company will deliver to you, without charge, as many copies of the Prospectus or any amendment or supplement thereto as you may reasonably request. The Company consents to the use of the Prospectus or any amendment or supplement thereto by you, both in connection with the offer or sale of the Notes and for such period of time thereafter as the Prospectus is required by law to be delivered in connection therewith. If any event occurs which, in the judgment of the Company, should be set forth in the Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not materially misleading, or if in the judgment of the Company it is necessary to supplement or amend the Prospectus to comply with applicable law, the Company will promptly prepare and file with the Commission a supplement or amendment thereto, which will effect such compliance, and will deliver to you, without charge, such number of copies thereof as you may reasonably request.

(c)	The Company will notify you as to the jurisdictions in which the Notes are qualified for offering and sale under the securities and Blue Sky laws of such jurisdictions.

(d)	If during the period in which a Prospectus is required to be delivered under the Act an event occurs which, in the judgment of the Company, would require that any such sales literature be amended or supplemented in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or in order to comply with applicable law, the Company will promptly notify you in writing of the occurrence of such event, and thereafter neither the Company nor you shall distribute to investors or otherwise use any such sales literature unless so amended or supplemented.

5.	Payment of Expenses and Fees

The Company agrees that, whether or not the transactions contemplated in this Agreement or in the Prospectus are consummated or this Agreement becomes effective or is terminated, the Company will pay all fees and expenses incident to the performance of the obligations of the Company under this Agreement, including, but not limited to, (a) the Commission's registration fee, (b) the expenses of printing and distributing the Registration Statement, the Prospectus and any amendments or supplements thereto and the Blue Sky Survey, if any, (c) the fees and expenses of counsel for the Company, (d) the fees and expenses of accountants for the Company, (e) the expenses of qualification of the Notes under state Blue Sky and securities laws (including counsel fees and expenses), (f) any filing fees paid or incurred by the Distributor in connection with filings with FINRA, if any, (g) the cost of preparing and printing the sales literature and (h) the cost of registering, or amending the registration of, the Distributor as a broker-dealer under the state Blue Sky and federal securities laws solely to the extent required for you to perform your obligations under this Agreement, and other expenses related thereto.

6. Compensation

As compensation for services rendered under this Agreement for the period from the Sale hereof through and including June 30, 2007, you shall be entitled to receive a fee of $100,000, subject to an annual adjustment thereafter as agreed upon by the parties hereto. Such fee shall be paid in advance in equal quarterly installments of Twenty Five Thousand Dollars ($25,000) on or before the first day of July, October, January and March.

7. Indemnification

(a)   The Company agrees to indemnify you and hold you harmless against any losses, claims, damages on subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any breach of any warranty or covenant of the Company herein contained or any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which made, not misleading; and agree to reimburse you for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, damage, liability or action.

(b)   Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, promptly notify the indemnifying party in writing of the commencement thereof. In case any such action is brought against any indemnified party, and it notified the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent that it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such action, the indemnifying party will not be liable to such indemnified party under this Section 7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.

8. Termination

This Agreement may be terminated by the Company at any time for any reason. You may terminate this Agreement on one hundred twenty (120) days prior written notice. The fee payable under Section 6 shall be prorated as of the effective date of said termination.

9. Survival of Representations, Warranties and Agreements

All representations, warranties and agreements contained in this Agreement shall remain operative and in full force and effect, regardless of any investigation made by, or on behalf of, you or by or on behalf of you or by or on behalf of the Company or any of its officers, directors or controlling persons, and shall survive any termination of this Agreement for a period of two (2) years.

10.   <u>Notices</u>

       Notices or other communications given pursuant to any of the provisions of this Agreement shall be given by personal delivery or by registered or certified mail, telecopy or other method which produces evidence of receipt thereof, postage or other charges, prepaid, addressed as follows:

To the Company: Caterpillar Financial Services Corporation
                    2120 West End Avenue
                    Nashville, TN 37203
                    Attention: Treasurer
                    Telephone: 615-341-3200
                    Telecopy: 615-341-8596

To you: William Blair & Company, L.L.C.
                    222 West Adams Street
                    Chicago, IL 60606
                    Attention: Arthur Simon
                    Telephone: 312-364-8679
                    Telecopy: 312-551-4646

The Company or you may each, by notice give to the other as provided in this Section, designate any different address or telephone or telecopy number to which subsequent notices or other communications should be sent.

11.   <u>Governing Law</u>

       This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of Illinois.

12.   <u>Miscellaneous</u>

       This Agreement has been and is made solely for the benefit of the Distributor, the Company, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successors and assigns" as used in this Agreement shall not include a purchaser, in his capacity as purchaser, of Notes through the Distributor.

13.   <u>Execution in Counterparts</u>

       This Agreement and any supplement hereto or amendment hereof may be executed in any number of counterparts with the same effect as if all signatures were upon the same instrument. Each of such counterparts, when executed and delivered, shall for all purposes be deemed to be an original, and all of such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereof have caused this Agreement to be executed by their respective authorized officers as of the date first above written.

Very truly yours,

CATERPILLAR FINANCIAL SERVICES CORPORATION

By: _/s/David A. Kacynski_

WILLIAM BLAIR & COMPANY, LLC

By: _/s/Arthur J. Simon_